CUSIP No. 35353C102	SCHEDULE 13D	Page 1 of 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

FRANKLIN FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

35353C102

(CUSIP Number)

Warren A. Mackey

565 Fifth Avenue, 22d Floor

New York, New York  10017

Telephone:  (212) 370-9032

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35353C102	SCHEDULE 13D	Page 2 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Homestead Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 360,963
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 360,963
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 360,963
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 2.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35353C102	SCHEDULE 13D	Page 3 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Homestead Odyssey Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 476,569
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 476,569
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 476,569
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 3.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35353C102	SCHEDULE 13D	Page 4 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 130,420
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 130,420
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 130,420
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 0.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35353C102	SCHEDULE 13D	Page 5 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Advisors Inc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 967,952
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 967,952
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 967,952
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 6.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 35353C102	SCHEDULE 13D	Page 6 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Warren A. Mackey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 33,691
8. Shared Voting Power: 967,952
9. Sole Dispositive Power: 33,691
10. Shared Dispositive Power: 967,952
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,001,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 35353C102	SCHEDULE 13D	Page 7 of 12

Item 1.  Security and Issuer

            This Schedule 13D relates to the common stock (“Shares”), $0.01 par value per share, of Franklin Financial Corporation (the “Issuer”), a Virginia corporation. The address of the principal executive offices of the Issuer is 4501 Cox Road, Glen Allen, Virginia  23060.

Item 2.  Identity and Background

            (a) This Schedule 13D is being filed jointly by the parties identified below.  All the filers of this Schedule 13D are collectively referred to as the “Reporting Group.”

  Homestead Partners LP (“Homestead Partners”), a Delaware limited partnership;
  Homestead Odyssey Partners LP (“Homestead Odyssey Partners”), a Delaware limited partnership;
  Arles Partners LP (“Arles Partners”), a New York limited partnership;
  Arles Advisors Inc (“Arles Advisors”), a New York corporation; and
  Warren A. Mackey, as an individual.

            Arles Advisors is the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners. The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey. By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer’s Shares owned by Homestead Partners, Homestead Odyssey Partners and Arles Partners. Mr. Mackey individually has the sole investment discretion and voting authority for himself. Accordingly, the Reporting Group is hereby filing a joint Schedule 13D.

            (b) The principal business address of the Reporting Group is 565 Fifth Avenue, 22d Floor, New York, New York 10017.

            (c) The principal business of Homestead Partners, Homestead Odyssey Partners and Arles Partners is investing in securities. The principal business of Arles Advisors is acting as the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners. The principal occupation of Mr. Mackey is investing in securities.

            (d) During the past five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Warren A. Mackey is a citizen of the United States of America.

CUSIP No. 35353C102	SCHEDULE 13D	Page 8 of 12

Item 3.  Source and Amount of Funds or Other Consideration

In the aggregate, the Reporting Group owns 1,001,643 Shares acquired at an aggregate cost of $11,827,639, including brokerage commissions.

            The Shares acquired by the Reporting Group were purchased with funds provided from working capital and, with regard to the Shares purchased by Warren A. Mackey, from his personal funds.  All or part of the Shares owned by members of the Reporting Group may from time to time be pledged with J.P. Morgan Clearing Corporation or other banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Group. Such loans, if any, generally bear interest at a rate based on the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banking institutions or brokerage firms.

Item 4.  Purpose of Transaction

             The Reporting Group purchased the Shares based on the Reporting Group’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Group and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Group, jointly or individually, may increase or decrease their position in the Issuer through the purchase or sale of Shares in the open market or in private transactions or otherwise on such terms and at such times as the Reporting Group may deem advisable.

            The Reporting Group intends to review its investment in the Issuer on a continuing basis, engage in discussions with senior management and the board of directors of the Issuer and work with the Issuer to enhance shareholder value. Depending on various factors including, without limitation, the Issuer’s financial position and strategy and results of operations, the Reporting Group’s investment strategy, the price levels of the Shares, conditions in the securities markets and global, national and local economic and industry conditions, the Reporting Group may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to senior management and the board of directors of the Issuer concerning changes to the Issuer's capitalization, dividend policy, share-repurchase policy, investment and leverage strategy and operations, seeking Board representation, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in this Item 4.

No member of the Reporting Group, to the best of the Reporting Group's knowledge, has any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.  Interest in Securities of the Issuer

(a) and (b) The percentages of Shares reported as beneficially owned by the Reporting Group and each member of the Reporting Group is based upon 14,302,838 Shares outstanding as of May 1, 2011, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2011.

CUSIP No. 35353C102	SCHEDULE 13D	Page 9 of 12

As of the close of business on June 2, 2011, the Reporting Group beneficially owned, in the aggregate, 1,001,643 Shares, representing 7.0% of the Issuer’s Shares outstanding. As the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners, Arles Advisors may be deemed to share voting and dispositive power over the 360,963 Shares owned by Homestead Partners, the 476,569 Shares owned by Homestead Odyssey Partners and the 130,420 Shares owned by Arles Partners, representing 2.5%, 3.3% and 0.9% of the Issuer’s Shares outstanding, respectively. As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to share voting and dispositive power over the Shares owned by Homestead Partners, Homestead Odyssey Partners and Arles Partners. Mr. Mackey individually and as the person with the sole investment discretion and voting authority for himself may be deemed to beneficially own 33,691 Shares representing approximately 0.2% of the Issuer’s outstanding Shares.

(c) Exhibit B annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Group.  All shares acquired as reported herein were purchased in the open market except for the 22,524 Shares purchased by Arles Partners and the 33,691 Shares purchased by Mr. Mackey on April 27, 2011 directly from the Issuer pursuant to the Issuer’s stock-subscription offering.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, except for sharing of profits. Arles Advisors, in its capacity as general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners, and Warren A. Mackey, in his capacity as the sole shareholder, director and executive officer of Arles Advisors, are entitled to an allocation of a portion of profits.

See Item 2 above regarding disclosure of the relationships between members of the Reporting Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Group
B.	Schedule of Transactions in the Shares

CUSIP No. 35353C102	SCHEDULE 13D	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    June 2, 2011

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

HOMESTEAD ODYSSEY PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 35353C102	SCHEDULE 13D	Page 11 of 12

EXHIBIT A

Joint Filing Agreement by and among the Reporting Group

Pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit (and any amendments to this Schedule 13D) shall be a joint statement filed on behalf of each of the undersigned.

Date:    June 2, 2011

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

HOMESTEAD ODYSSEY PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 35353C102	SCHEDULE 13D	Page 12 of 12

EXHIBIT B

Schedule of Transactions in the Shares

as of June 2, 2011

The schedule below shows all Shares purchased during the past 60 days.
	Date	Shares	Price*	Amount*

Homestead Partners LP

	4/28/2011	188,000	$11.89	$2,235,846
	5/4/2011	13,000	11.87	154,356
	5/5/2011	12,000	11.83	141,904
	5/23/2011	31,855	11.98	381,610
	5/24/2011	21,600	12.01	259,496
	5/25/2011	10,000	12.02	120,179
	5/27/2011	39,000	11.98	467,396
	5/31/2011	30,308	11.97	362,675
	6/1/2011	15,200	11.95	181,672
Total		360,963		$4,305,133

Homestead Odyssey Partners LP

	4/28/2011	352,000	$11.89	$4,186,266
	5/4/2011	27,000	11.87	320,585
	5/5/2011	17,000	11.83	201,030
	5/23/2011	19,467	11.98	233,207
	5/24/2011	13,200	12.01	158,581
	5/25/2011	10,000	12.02	120,179
	5/26/2011	10,000	12.01	120,055
	5/27/2011	10,000	11.98	119,845
	5/31/2011	10,102	11.97	120,884
	6/1/2011	7,800	11.95	93,226
Total		476,569		$5,673,857

Arles Partners LP

	4/27/2011	22,524	$10.00	$225,240
	4/28/2011	20,000	11.89	237,856
	5/6/2011	12,027	11.77	141,594
	5/9/2011	17,000	11.82	200,875
	5/23/2011	7,669	11.98	91,872
	5/24/2011	5,200	12.01	62,471
	5/25/2011	10,000	12.02	120,179
	5/26/2011	10,000	12.01	120,055
	5/27/2011	26,000	11.98	311,597
Total		130,420		$1,511,739

Warren A. Mackey

	4/27/2011	33,691	$10.00	$336,910
Total		33,691		$336,910
_______
*Includes brokerage commissions.